Exhibit 99.1

PRECISION DRILLING CORPORATION

Second Quarter Report for the three and six months ended June 30, 2026 and 2025

This report contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this report. This report contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Net Capital Spending, Working Capital and Total Long-Term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) Accounting Standards and may not be comparable to similar measures used by other companies. See “Financial Measures and Ratios” later in this report.

Precision Drilling Corporation ("Precision" or the "Company") (TSX:PD; NYSE:PDS) announces its 2026 second quarter results, highlighted by robust heavy oil drilling and well service activity in Canada and improving rig utilization in the U.S.

Financial Highlights

•	Revenue increased 11% to $453 million, compared with $407 million in the second quarter of 2025, supported by stronger activity in Canada and the U.S., which more than offset lower international results and reduced Canadian upfront capital payments.
•	Adjusted EBITDA(1) was $97 million, down 10% from $108 million in 2025, primarily due to higher U.S. rig reactivation costs and lower international margins related to geopolitical tensions and a change in rig mix. Results in 2026 also included $3 million of one-time restructuring charges, plus a $2 million share-based compensation recovery. In comparison, share-based compensation was a $4 million expense in 2025.
•	Net loss attributable to shareholders in the second quarter was $1 million compared with net earnings of $16 million in 2025. Our net loss in 2026 was primarily due to increased depreciation expense of $11 million from a previously communicated change in useful life estimates.
•	Cash provided by operations during the quarter was $146 million, allowing the Company to reduce debt by $50 million and repurchase $12 million of common shares.
•	Capital expenditures were $76 million compared to $53 million in the second quarter of 2025. Year-to-date, we have invested $141 million in our equipment and continue to expect capital expenditures of $265 million in 2026.

Operational Highlights

•	Canada averaged 61 active rigs, up 22% compared to 50 active rigs in the second quarter of 2025, outpacing Canadian industry activity, which increased 16%(2).
•	Canadian revenue per utilization day decreased to $35,448 from $37,725 in 2025, primarily due to lower upfront capital payments of $3 million in 2026 compared to $7 million in same period last year and a higher Super Single rig mix, as robust heavy oil activity increased utilization of these rigs 31% year over year.
•	U.S. averaged 35 active rigs in the second quarter of 2026 versus 33 in 2025, outperforming U.S. industry activity, which declined 3%(2).
•	U.S. revenue per utilization day increased to US$32,802 from US$31,113 in the same period last year, driven by higher day rates on new contracts and increased technology revenue.
•	Internationally, we had seven active rigs during the quarter, with three in Saudi Arabia and four in Kuwait, compared with two and five rigs, respectively, in the second quarter of 2025. The resulting change in rig mix lowered revenue per utilization day to US$50,524 from US$53,129 in the same period last year.
•	Internationally, we secured an additional five-year drilling rig contract in Kuwait for an existing rig, increasing our active rig count to eight by mid-2027 following planned recertifications and upgrades.
•	Canadian well servicing rig operating hours increased 25% compared to the same quarter in 2025, primarily due to stronger customer demand driven by higher oil prices, resulting in a 38% increase in Adjusted EBITDA.

(1)	See "FINANCIAL MEASURES AND RATIOS."
(2)	See "SEGMENT REVIEW OF CONTRACT DRILLING SERVICES."

1

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts. Weighted average shares outstanding are stated in thousands.)	2026	2025	% Change	2026	2025	% Change
Revenue	452,800	406,615	11.4	978,851	902,946	8.4
Adjusted EBITDA(1)	97,055	108,100	(10.2)	221,002	245,597	(10.0)
Net earnings (loss)	(893)	16,487	(105.4)	16,952	51,434	(67.0)
Net earnings (loss) attributable to shareholders	(1,195)	16,267	(107.3)	16,181	50,778	(68.1)
Cash provided by operations	145,569	147,495	(1.3)	208,723	210,914	(1.0)

Cash used in investing activities	54,761	36,049	51.9	129,463	93,251	38.8
Capital spending by spend category(1)
Expansion and upgrade	30,267	26,757	13.1	60,541	46,303	30.7
Maintenance and infrastructure	46,097	26,016	77.2	80,823	66,435	21.7
Proceeds on sale	(12,013)	(11,829)	1.6	(14,300)	(15,594)	(8.3)
Net capital spending(1)	64,351	40,944	57.2	127,064	97,144	30.8

Net earnings (loss) attributable to shareholders per share:
Basic	(0.09)	1.21	(107.4)	1.25	3.75	(66.7)
Diluted	(0.52)	1.07	(148.6)	1.25	3.28	(61.9)
Weighted average shares outstanding:
Basic	12,927	13,401	(3.5)	12,929	13,541	(4.5)
Diluted	13,413	13,987	(4.1)	12,938	14,158	(8.6)
(1)	See "FINANCIAL MEASURES AND RATIOS."

Operating Highlights

	For the three months ended June 30,			For the six months ended June 30,
	2026	2025	% Change	2026	2025	% Change
Contract drilling rig fleet	184	215	(14.4)	184	215	(14.4)
Drilling rig utilization days:
Canada	5,510	4,580	20.3	12,626	11,260	12.1
U.S.	3,216	3,033	6.0	6,548	5,724	14.4
International	637	680	(6.3)	1,248	1,400	(10.9)
Revenue per utilization day:
Canada (Cdn$)	35,448	37,725	(6.0)	35,208	36,465	(3.4)
U.S. (US$)	32,802	31,113	5.4	33,267	32,074	3.7
International (US$)	50,524	53,129	(4.9)	51,048	51,221	(0.3)
Operating costs per utilization day:
Canada (Cdn$)	21,593	22,419	(3.7)	21,112	21,471	(1.7)
U.S. (US$)	26,590	22,087	20.4	25,488	22,784	11.9

Service rig fleet(1)	146	135	8.1	145	135	7.4
Service rig operating hours(1)	54,654	43,779	24.8	122,873	109,414	12.3
(1)	The service rig fleet and service rig operating hours exclude our U.S. operations that we wound down in the second quarter of 2025.

Drilling Activity

	Average for the quarter ended 2025				Average for the quarter ended 2026
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30
Average Precision active rig count(1):
Canada	74	50	63	66	79	61
U.S.	30	33	36	37	37	35
International	8	7	7	7	7	7
Total	112	90	106	110	123	103
(1)	Average number of drilling rigs working or moving.

2

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	June 30, 2026	December 31, 2025
Working capital(1)	146,912	186,815
Cash	66,292	85,781
Long-term debt	626,327	679,291
Total long-term financial liabilities(1)	692,988	746,944
Total assets	2,726,689	2,726,690
Long-term debt to long-term debt plus equity ratio(1)	0.28	0.30
(1)	See "FINANCIAL MEASURES AND RATIOS."

Summary for the three months ended June 30, 2026:

•	Revenue in the second quarter was $453 million, up $46 million from 2025. Canadian revenue increased by $36 million, as higher oil prices supported increased demand for drilling and well servicing activity, partially offset by lower upfront capital payments of $3 million compared with $7 million in 2025. U.S. revenue increased by $15 million, driven by higher rig utilization and average day rates.
•	Adjusted EBITDA decreased 10% to $97 million from $108 million in the second quarter of 2025, primarily due to higher U.S. rig reactivation costs and lower international margins resulting from geopolitical tensions and a change in rig mix. Adjusted EBITDA also included $3 million of international restructuring costs to better align our organizational structure, partially offset by a $2 million share-based compensation recovery. For additional information on share-based compensation, please refer to "Other Items" later in this report.
•	Net loss attributable to shareholders was $1 million or $0.09 per share compared to net earnings of $16 million or $1.21 per share for the same period last year. The decrease was due to increased depreciation expense of $11 million from the change in useful life estimates. For additional information on depreciation, please refer to "Other Items" later in this report.
•	Cash provided by operations was $146 million in the second quarter of 2026. During the quarter, the Company repurchased 99,416 shares for $12 million and reduced long-term debt by $50 million. Precision ended the quarter with $66 million of cash and more than $500 million in available liquidity.
•	In Canada, our operating margin(1) was $13,855 compared to $15,306 in the same period last year, primarily due to lower upfront capital payments and a higher Super Single rig mix, as robust heavy oil activity increased utilization of these rigs 31% year over year.
•	In the U.S., our operating margin was US$6,212, down from US$9,026 in 2025. Although revenue increased during the quarter, margins were impacted by higher rig reactivations. Reactivation costs averaged US$2,387 per utilization day as we reactivated seven rigs and positioned the business to support higher activity levels, compared with US$648 per utilization day in 2025 when four rigs were reactivated.
•	Internationally, we had seven active rigs during the quarter, with three in Saudi Arabia and four in Kuwait compared with two and five rigs, respectively, in the second quarter of 2025. The resulting change in rig mix lowered revenue per utilization day to US$50,524 from US$53,129 in the same period last year. We realized revenue of US$32 million in the second quarter of 2026 compared to US$36 million in 2025 primarily due to the change in rig mix combined with a 6% decline in drilling activity.
•	Completion and Production Services revenue was $66 million, an increase of $12 million compared with 2025, primarily due to stronger customer demand driven by higher oil prices. Adjusted EBITDA was $14 million, representing 21%(2) of revenue, compared to 18% in the second quarter of 2025.
•	Capital expenditures were $76 million compared to $53 million in the second quarter of 2025 and included $46 million for the maintenance of existing assets and infrastructure and $30 million for upgrades(2).
•	Subsequent to quarter end, Precision received a Notice of Reassessment (NOR) from the Canada Revenue Agency (CRA) relating to its 2018 tax year, denying certain deductions. The Company and its tax advisors believe the Company's tax filing position is appropriate and intends to vigorously contest the 2018 NOR and any additional reassessments. Please refer to "Other Items" later in this report for more information.
(1)	Defined as revenue per utilization day less operating costs per utilization day.
(2)	See "FINANCIAL MEASURES AND RATIOS."

Summary for the six months ended June 30, 2026:

•	Revenue for the first six months of 2026 was $979 million, an increase of $76 million from the same period in 2025. Canadian revenue increased by $49 million due to higher North America drilling and well servicing activity, while U.S. revenue increased by $40 million due to improved drilling activity. These increases were partially offset by lower international drilling results and upfront capital payments in Canada.

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•	Adjusted EBITDA decreased 10% to $221 million from $246 million in 2025, primarily due to higher share-based compensation expense as our share price appreciated 11% during the first six months of 2026, and increased operating costs in the U.S. and internationally. For additional information on share-based compensation, please refer to "Other Items" later in this report.
•	Net earnings attributable to shareholders was $16 million or $1.25 per share, compared to $51 million or $3.75 per share, in the same period last year. The decrease was primarily due to increased depreciation expense of $22 million from the change in useful life estimates. For additional information on depreciation, please refer to "Other Items" later in this report.
•	General and administrative expenses were $68 million compared to $55 million in the first six months of 2025, with the increase primarily due to higher share-based compensation expense and international restructuring costs.
•	Cash provided by operations was $209 million and the Company repurchased 136,290 shares for $16 million and reduced long-term debt by $75 million. Precision ended the quarter with $66 million of cash and more than $500 million in available liquidity.
•	Capital expenditures were $141 million compared to $113 million in the first six months of 2025 and included $81 million for the maintenance of existing assets and infrastructure and $61 million for upgrades.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities that we establish at the beginning of every year.

Precision’s 2026 strategic priorities and the progress made during the second quarter are summarized below.

1.	Drive revenue growth and deepen customer relationships through contracted upgrades, continuous operational excellence, and by leveraging our performance-driven technology as a key competitive differentiator.
•	Grew rig utilization 20% in Canada and 6% in the U.S. year over year, outpacing industry activity in each region.
•	Maintained strong pricing in Canada for our Super Triple and Super Single rigs compared to the previous quarter and the second quarter of 2025.
•	Since the end of April 2026, we have improved our 2026 contract book, increasing the average number of drilling rigs under term contract for 2026 by 33% in Canada and 45% in the U.S.
•	Secured an additional five-year drilling rig contract in Kuwait for an existing rig, which is expected to increase our international active rig count to eight by mid-2027 after completing required rig recertifications and upgrades.

2.	Maximize free cash flow through strategic capital deployment and sustained cost discipline.
•	Generated cash from operations of $146 million, allowing Precision to reduce debt and buy back shares.
•	Restructured our international operations to better align our organizational structure within countries where we operate, strengthen execution, improve efficiency, and reduce general operating costs.
•	Reiterated capital budget of $265 million, with $93 million allocated to strategic upgrades in Canada and the U.S.

3.	Enhance shareholder returns by reducing debt by $100 million in 2026 and allocating up to 50% of free cash flow, before debt repayments, directly to shareholders.
•	Reduced debt by $50 million in the quarter and $75 million year-to-date, as we continue to target a sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times.
•	Returned $12 million to shareholders by repurchasing 99,416 shares during the quarter. Year to date, we have repurchased $16 million shares and remain committed to our annual guidance target.

4

•	Well positioned to meet our long-term debt reduction target of $700 million between 2022 and 2027. As of June 30, 2026, we have reduced our debt by $610 million since the beginning of 2022.
(1)	See "FINANCIAL MEASURES AND RATIOS."

OUTLOOK

Ongoing geopolitical uncertainty and relatively tight global crude oil inventories have reinforced the importance of secure and reliable energy supply, supporting constructive oil prices and customer investment confidence. While customers remain focused on capital discipline and returns, we continue to see sustained demand for high-performance drilling rigs and well service equipment. Assuming commodity prices remain supportive and market conditions do not materially change, we expect North American drilling and completion activity to improve modestly through the remainder of the year.

In Canada, demand for our Super Series rigs remains robust, supporting one of the most active drilling environments we have experienced in recent years. Improving heavy oil and condensate prices continue to enhance producer economics and support steady upstream investment in both oil and natural gas formations. Assuming a constructive commodity price environment, we expect our Super Triple and Super Single rigs to be nearly fully utilized through the fall drilling season.

In the U.S., increasing oil prices, disruptions in global crude supply, and concerns over low inventory levels have contributed to a more constructive outlook for oil-directed drilling activity. As a result, U.S. land drilling activity has strengthened in recent months and we increased our oil-weighted activity while maintaining a strong position in key natural gas basins, including the Haynesville and Marcellus. We currently have 43 active rigs and expect our active rig count to remain in the low 40s with continued rig churn during the third quarter. We remain focused on deepening customer relationships and strengthening margins, which we expect to increase throughout the remainder of the year.

Internationally, our crews continue to safely deliver services to our customers despite minor activity disruptions and incremental costs related to the Middle East conflict. We have seven active rigs, including four in Kuwait and three in the Kingdom of Saudi Arabia, all under five-year term contracts that extend into 2027 and 2028. Activity is expected to remain at seven rigs until mid-2027, when one of our idle Kuwait rigs is scheduled to return to work under a five-year contract following planned recertifications and upgrades. Crew-related operating costs are expected to remain elevated while regional tensions persist. We continue to seek opportunities for our one idle international rig.

As Canada's premier well service provider, we remain optimistic about the long-term outlook for our Completion and Production Services business. Expanded market access, robust heavy oil drilling and production activity, favorable oil prices and our High Performance, High Value service offering continue to support customer investment and demand for our services. We believe these factors position us well to benefit from strong activity levels and pricing, assuming no significant change in market conditions.

Overall, our outlook for the remainder of the year is optimistic, with potential upside supported by sustained strength in oil prices and continued customer investment. In Canada, we expect third quarter operating margins to average between $12,000 and $13,000 per utilization day, with a higher proportion of Super Singles working this fall compared with the prior year. In the U.S., revenue per utilization day is expected to remain stable, while operating margins are anticipated to range between US$7,000 and US$8,000 per utilization day with cost pressures persisting due to additional rig reactivation expenses. While U.S. margin performance in the second and third quarters remains below our long-term expectations, fourth quarter margins expected to approach US$10,000 per utilization day.

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as of July 28, 2026. For the quarter ending after June 30, 2026, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

As at July 28, 2026	Average for the quarter ended 2025				Average	Average for the quarter ended 2026				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2025	Mar. 31	June 30	Sept. 30	Dec. 31	2026
Average rigs under term contract:
Canada	20	18	16	21	19	21	19	27	28	24
U.S.	16	16	17	17	17	15	15	18	14	16
International	8	7	7	7	7	7	7	7	7	7
Total	44	41	40	45	43	43	41	52	49	47

5

In Canada, because of the seasonal nature of well site access, term contracted rigs normally generate 250-300 utilization days per rig year. Accordingly, our anticipated Canadian rigs under term contract may fluctuate as customers complete their commitments earlier than projected. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year. In accordance with the seasonality of our business and varying levels of rig count, we generally experience builds of working capital in the first and third quarters and releases of working capital in the second and fourth quarters.

Capital Spending and Free Cash Flow Allocation

Capital spending in 2026 is expected to remain at $265 million, consistent with our previously announced plan. Capital spending by spend category(1) is expected to include $172 million for maintenance, infrastructure, and intangibles and $93 million for expansion and upgrades, reflecting a $4 million reallocation between spend categories compared to our previously announced plan. We expect to spend $238 million in the Contract Drilling Services segment, $21 million in the Completion and Production Services segment and $6 million in the Corporate and Other segment. At June 30, 2026, Precision had capital commitments of $177 million, with payments expected through 2028.

We remain committed to our 2026 debt reduction plan, reducing debt by $100 million and positioning us near our long-term target and sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times. In 2026, we intend to allocate up to 50% of free cash flow before debt repayments to share repurchases.

(1)	See "FINANCIAL MEASURES AND RATIOS."

Commodity Prices

Second quarter average West Texas Intermediate and Western Canadian select oil prices increased by 46% and 45%, respectively, compared with the same period last year, as ongoing geopolitical tensions in the Middle East continued to weigh on oil prices. The average Henry Hub and AECO natural gas prices decreased by 16% and 8%, respectively, from the same period last year.

	For the three months ended June 30,		Year ended December 31,
	2026	2025	2025
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	92.99	63.74	64.81
Western Canadian Select (per barrel) (US$)	78.28	54.13	53.87
Natural gas
United States
Henry Hub (per MMBtu) (US$)	2.94	3.51	3.63
Canada
AECO (per MMBtu) (CDN$)	1.60	1.74	1.69

Source: Sproule Escalated Price Forecast as of June 30, 2026.

6

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rigs, procurement and distribution of oilfield supplies, and the manufacture, sale and repair of drilling equipment; and Completion and Production Services, which includes our service rigs, oilfield equipment rental, and camp services.

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2026	2025	% Change	2026	2025	% Change
Revenue
Contract Drilling Services	389,844	355,352	9.7	838,853	774,809	8.3
Completion and Production Services	65,632	53,936	21.7	145,563	133,266	9.2
Inter-segment eliminations	(2,676)	(2,673)	0.1	(5,565)	(5,129)	8.5
	452,800	406,615	11.4	978,851	902,946	8.4
Adjusted EBITDA:(1)
Contract Drilling Services	94,682	111,422	(15.0)	227,677	247,438	(8.0)
Completion and Production Services	13,643	9,876	38.1	31,255	27,422	14.0
Corporate and Other	(11,270)	(13,198)	(14.6)	(37,930)	(29,263)	29.6
	97,055	108,100	(10.2)	221,002	245,597	(10.0)
Depreciation and amortization	82,678	74,858	10.4	167,008	149,894	11.4
Gain on asset disposals	(467)	(6,425)	(92.7)	(2,180)	(9,297)	(76.6)
Foreign exchange	337	(1,617)	(120.8)	785	(1,250)	(162.8)
Finance charges	12,301	14,857	(17.2)	24,657	30,617	(19.5)
(Gain) loss on investments and other assets	(937)	1,674	(156.0)	530	1,625	(67.4)
Net earnings before income tax	3,143	24,753	(87.3)	30,202	74,008	(59.2)
Income taxes	4,036	8,266	(51.2)	13,250	22,574	(41.3)
Net earnings (loss)	(893)	16,487	(105.4)	16,952	51,434	(67.0)
Non-controlling interest	302	220	37.3	771	656	17.5
Net earnings (loss) attributable to shareholders	(1,195)	16,267	(107.3)	16,181	50,778	(68.1)
(1)	See "FINANCIAL MEASURES AND RATIOS."

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2026	2025	% Change	2026	2025	% Change
Revenue	389,844	355,352	9.7	838,853	774,809	8.3
Expenses:
Operating	282,456	234,448	20.5	586,029	506,860	15.6
General and administrative	12,706	9,482	34.0	25,147	20,511	22.6
Adjusted EBITDA(1)	94,682	111,422	(15.0)	227,677	247,438	(8.0)
Adjusted EBITDA as a percentage of revenue(1)	24.3%	31.4%		27.1%	31.9%
(1)	See "FINANCIAL MEASURES AND RATIOS."

Canadian onshore drilling statistics:(1)	2026		2025
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	79	199	74	214
June 30	61	147	50	127
Year to date average	70	173	62	171
(1)	Canadian operations only.
(2)	Source: Baker Hughes rig counts.

United States onshore drilling statistics:(1)	2026		2025
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	37	530	30	572
June 30	35	538	33	556
Year to date average	36	534	32	564
(1)	United States lower 48 operations only.
(2)	Source: Baker Hughes rig counts.

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Revenue from Contract Drilling Services was $390 million compared to $355 million in the second quarter of 2025, due to increased drilling rig activity in Canada and the U.S., offset in part by lower international drilling activity and lower upfront capital payments in Canada of $3 million compared with $7 million in 2025. Precision's Canada and U.S. drilling rig utilization days increased by 20% and 6%, respectively. Our international revenue decreased by 11%, primarily due to our rig mix change.

Operating expenses increased 21% in 2026 compared with the second quarter of 2025, primarily related to our US and international operations. In the U.S., rig reactivation costs averaged US$2,387 per utilization day as we reactivated seven rigs and positioned the business to support higher activity levels, compared with US$648 per utilization day in 2025 when four rigs were reactivated. Internationally, operating expenses increased due to a change in rig mix and geopolitical tensions in the Middle East.

General and administrative expenses increased 34% in 2026 compared with the second quarter of 2025, primarily due to $3 million of restructuring costs related to our international operations to better align our organizational structure within countries where we operate.

Adjusted EBITDA was $95 million for the quarter and represented 24% of revenue compared to 31% in 2025.

In Canada, 32% of our utilization days were generated from rigs under term contract in the second quarter of 2026 compared to 36% in 2025. In the U.S., 32% of utilization days were generated from rigs under term contract in the second quarter of 2026 compared to 46% in 2025.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2026	2025	% Change	2026	2025	% Change
Revenue	65,632	53,936	21.7	145,563	133,266	9.2
Expenses:
Operating	49,513	41,970	18.0	109,188	101,082	8.0
General and administrative	2,476	2,090	18.5	5,120	4,762	7.5
Adjusted EBITDA(1)	13,643	9,876	38.1	31,255	27,422	14.0
Adjusted EBITDA as a percentage of revenue(1)	20.8%	18.3%		21.5%	20.6%
Well servicing statistics:
Number of service rigs (end of period)(2)	146	135	8.1	145	135	7.4
Service rig operating hours(2)	54,654	43,779	24.8	122,873	109,414	12.3
(1)	See "FINANCIAL MEASURES AND RATIOS."
(2)	The service rig fleet and service rig operating hours exclude our U.S. operations that we wound down in the second quarter of 2025.

Completion and Production Services revenue was $66 million in the second quarter of 2026, compared to $54 million in the same period of 2025. The increase was primarily due to higher well servicing activity, resulting from stronger customer demand driven by higher oil prices.

Adjusted EBITDA was $14 million, representing 21% of revenue, compared to 18% in the second quarter of 2025.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $11 million for the second quarter versus a negative Adjusted EBITDA of $13 million in the same period last year primarily due to a share-based compensation recovery recognized in the period of $2 million compared with a share based compensation expense of $4 million in the prior year.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2025 Annual Report.

8

A summary of expense (recovery) amounts under these plans during the reporting periods are as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2026	2025	2026	2025
Cash settled share-based incentive plans	(3,557)	2,662	12,404	3,065
Equity settled share-based incentive plans	2,005	1,551	4,917	3,978
Total share-based incentive compensation plan expense (recovery)	(1,552)	4,213	17,321	7,043

Allocated:
Operating	480	1,254	4,243	2,382
General and Administrative	(2,032)	2,959	13,078	4,661
	(1,552)	4,213	17,321	7,043

Our cash-settled share-based compensation was a recovery of $4 million for the quarter, compared with an expense of $3 million in 2025. The recovery in the second quarter of 2026 was primarily due to our share price declining 20% during the quarter.

During the first quarters of 2025 and 2026, we issued Executive Restricted Share Units (Executive RSUs) to certain senior executives that were aligned with our annual compensation framework. These issuances resulted in an equity-settled share-based compensation expense of $2 million in the second quarter of both 2026 and 2025. As of June 30, 2026, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

Contingencies

In the 2018 to 2023 tax years, Precision deducted certain intercompany dividends received in connection with a preferred share financing. In late July 2026, Precision received a NOR from the CRA relating to its 2018 tax year, denying the deduction of such intercompany dividends. In addition to the 2018 NOR, Precision received a proposal from the CRA for the 2019 to 2022 tax years on the same basis, but no reassessments have been received at this time.

Precision will file a Notice of Objection to the 2018 NOR and intends to vigorously contest the 2018 NOR as well as any additional reassessments that may be issued by the CRA in respect of the intercompany dividends received. The Company and its tax advisors believe that the Company’s tax filing position is appropriate. As such, Precision has not recognized a liability in its unaudited interim consolidated financial statements with respect to the reassessment.

Due to existing tax pools, the CRA’s reassessment of the 2018 tax year and anticipated reassessments of the 2019 to 2023 tax years are not expected to impact taxes payable until the 2024 to 2027 tax years. Additional notices of reassessment for the subsequent tax years are expected to be issued over the next 24 months. If it is ultimately determined that the Company is not entitled to deduct the intercompany dividends, we estimate a maximum tax liability of approximately $155 million, excluding interest.

Once reassessments are issued, Precision will be required to pay 50% of the assessed tax liability and interest, until the issue has been resolved.  If Precision is ultimately successful in defending its position, then any taxes and interest paid to the CRA will be refunded plus interest, and if the CRA is successful then any remaining taxes and interest payable will have to be remitted by Precision.

Depreciation

In 2025, we completed a detailed review of our drilling rig equipment and revised the estimated useful life of drill pipe as more complex drilling programs have reduced the useful life of this asset class. This revision resulted in additional depreciation expense of $11 million in the second quarter of 2026.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet in order to have the financial flexibility to manage our growth and cash flow regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on upgrade or expansion capital projects provide more certainty of future revenues and return on our capital investments.

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Liquidity

Amount	Availability	Used for	Maturity
Senior Credit Facility (secured)
US$375 million (extendible, revolving term credit facility with US$375 million accordion feature)	US$46 million drawn with US$60 million in outstanding letters of credit	General corporate purposes	October 31, 2028(1)
Operating facilities (secured)
$40 million	Undrawn, except $7 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$24 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029
(1)	US$43 million will expire on June 28, 2027.

In the second quarter of 2026, we reduced long-term debt by $50 million, through repayments of borrowings under our Senior Credit Facility. As of June 30, 2026, we had a total of $633 million outstanding under our Senior Credit Facility and unsecured senior notes as compared with $687 million at December 31, 2025. The current blended cash interest cost of our debt is approximately 6.7%.

Senior Credit Facility

Our Senior Credit Facility requires that we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA of less than 2.5:1. For purposes of calculating the leverage ratio, consolidated senior debt only includes secured indebtedness. The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

Unsecured Senior Notes

The unsecured senior notes require that we comply with certain restrictive and financial covenants, including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

Covenants

As at June 30, 2026, we were in compliance with the covenants of our Senior Credit Facility.

	Covenant	At June 30, 2026
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.14
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	10.03
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Impact of foreign exchange rates

The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended June 30,		For the six months ended June 30,		At December 31,
	2026	2025	2026	2025	2025
Canada-U.S. foreign exchange rates
Average	1.38	1.38	1.38	1.41	—
Closing	1.42	1.36	1.42	1.36	1.37

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying value of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

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We have designated our U.S. dollar-denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings.

Outstanding share data

As of July 28, 2026, we had 12,746,458 common shares, 113,087 deferred share units (DSUs), and 149,589 equity-based awards outstanding.

The outstanding DSUs were granted under the old DSU Plan, the 2012 DSU Plan and the 2024 DSU Plan and assume settlement of each DSU for one common share.

The outstanding equity-based awards consist of Restricted Share Units (RSUs) and Performance Share Units (PSUs) which may be settled through the issuance of common shares from treasury. As of July 28, 2026, all 149,589 equity-based awards outstanding were Executive RSUs and assume settlement of each Executive RSU for one common share.

Our DSU, PSU and RSU Plans are governed by our Omnibus Equity Incentive Plan (the Omnibus Plan). More information about the Omnibus Plan can be found in our Management Information Circular, available on our website and on SEDAR+ (www.sedarplus.ca).

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2025		2026
Quarters ended	September 30	December 31	March 31	June 30
Revenue	462,250	478,508	526,051	452,800
Adjusted EBITDA(1)	117,632	126,386	123,947	97,055
Net earnings (loss) attributable to shareholders	(6,761)	(42,175)	17,376	(1,195)
Net earnings (loss) attributable to shareholders per basic share	(0.51)	(3.23)	1.34	(0.09)
Net earnings (loss) attributable to shareholders per diluted share	(0.51)	(3.23)	1.34	(0.52)
Cash provided by operations	75,869	126,114	63,154	145,569

(Stated in thousands of Canadian dollars, except per share amounts)	2024		2025
Quarters ended	September 30	December 31	March 31	June 30
Revenue	477,155	468,171	496,331	406,615
Adjusted EBITDA(1)	142,425	120,526	137,497	108,100
Net earnings attributable to shareholders	39,183	14,795	34,511	16,267
Net earnings attributable to shareholders per basic share	2.77	1.06	2.52	1.21
Net earnings attributable to shareholders per diluted share	2.31	1.06	2.20	1.07
Cash provided by operations	79,674	162,791	63,419	147,495

(1)                   See "FINANCIAL MEASURES AND RATIOS."

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgements and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgements and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgements and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2025 Annual Report.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2026, Precision has prospectively adopted Amendments to the Classification and Measurement of Financial Instruments, as issued May 2024. The amendments relate to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments. The amendments clarify the timing of recognition and derecognition of financial assets and liabilities. The amendments require opening balances of financial assets, financial liabilities, and retained earnings be adjusted to recognize the effect of the initial application if retrospective application is not selected. The initial application did not result in a material impact to the financial statements.

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EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at December 31, 2025, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), were effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of June 30, 2026, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

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FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS Accounting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings (Loss) and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2026	2025	2026	2025
Adjusted EBITDA by segment:
Contract Drilling Services	94,682	111,422	227,677	247,438
Completion and Production Services	13,643	9,876	31,255	27,422
Corporate and Other	(11,270)	(13,198)	(37,930)	(29,263)
Adjusted EBITDA	97,055	108,100	221,002	245,597
Depreciation and amortization	82,678	74,858	167,008	149,894
Gain on asset disposals	(467)	(6,425)	(2,180)	(9,297)
Foreign exchange	337	(1,617)	785	(1,250)
Finance charges	12,301	14,857	24,657	30,617
(Gain) loss on investments and other assets	(937)	1,674	530	1,625
Income taxes	4,036	8,266	13,250	22,574
Net earnings (loss)	(893)	16,487	16,952	51,434
Non-controlling interest	302	220	771	656
Net earnings (loss) attributable to shareholders	(1,195)	16,267	16,181	50,778

Net Capital Spending

We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2026	2025	2026	2025
Capital spending by spend category
Expansion and upgrade	30,267	26,757	60,541	46,303
Maintenance and infrastructure	46,097	26,016	80,823	66,435
Capital expenditures	76,364	52,773	141,364	112,738
Proceeds on sale of property, plant and equipment	(12,013)	(11,829)	(14,300)	(15,594)
Net capital spending	64,351	40,944	127,064	97,144
Proceeds from sale of investments and other assets	(400)	—	(400)	—
Purchase of investments and other assets	—	—	698	11
Receipt of finance lease payments	(252)	(209)	(503)	(417)
Changes in non-cash working capital balances	(8,938)	(4,686)	2,604	(3,487)
Cash used in investing activities	54,761	36,049	129,463	93,251

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Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	June 30,	December 31,
(Stated in thousands of Canadian dollars)	2026	2025
Current assets	469,469	486,915
Current liabilities	(322,557)	(300,100)
Working capital	146,912	186,815

Total Long-term Financial Liabilities

We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	June 30,	December 31,
(Stated in thousands of Canadian dollars)	2026	2025
Total non-current liabilities	798,555	837,707
Deferred tax liabilities	(105,567)	(90,763)
Total long-term financial liabilities	692,988	746,944

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings (Loss), provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage.

Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt plus current portion of long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations.

Supplementary Financial Measures

We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade or maintenance and infrastructure.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

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In particular, forward-looking information and statements include, but are not limited to, the following:

•	our 2026 strategic priorities;
•	our capital expenditures, free cash flow allocation and debt reduction plans for 2026 and beyond;
•	anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2026;
•	the average number of term contracts in place for 2026;
•	customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions; and
•	potential commercial opportunities and rig contract renewals.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	continued market demand for our drilling rigs;
•	our ability to deliver rigs to customers on a timely basis;
•	the impact of an increase/decrease in capital spending;
•	the general stability of the economic and political environments in the jurisdictions where we operate in; and
•	anticipated rig utilization, operating margins, active rig counts and customer activity levels.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the level of oil and natural gas exploration and development activities;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
•	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive disadvantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	liquidity of the capital markets to fund customer drilling programs;
•	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
•	the physical, regulatory and transition impacts of climate change;
•	the impact of weather and seasonal conditions on operations and facilities;
•	the impact of tariffs, trade disputes, sanctions, export controls and other trade restrictions;
•	competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
•	geopolitical instability or armed conflicts, including in regions where we operate may impact operations, personnel, logistics, customer activity and commodity markets;
•	ability to improve our rig technology to improve drilling efficiency;
•	general economic, market or business conditions;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•	the impact of inflation and supply chain disruptions;
•	business interruptions related to cybersecurity risks;
•	changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
•	terrorism, acts of war, social, civil and political unrest in the foreign jurisdictions or regions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

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Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2025, which may be accessed on Precision’s SEDAR+ profile at or under Precision’s EDGAR profile. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

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